Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13D. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 4th day of October, 2019

HESS CORPORATION

By:	/s/ John P. Rielly
Name:	John P. Rielly
Title:	Senior Vice President and Chief Financial Officer

HESS INVESTMENTS NORTH DAKOTA LLC

By:	/s/ Timothy B. Goodell
Name:	Timothy B. Goodell
Title:	President